SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Passing Away an Independent No-Executive Director	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 6, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

PASSING AWAY OF AN INDEPENDENT NON-EXECUTIVE

DIRECTOR

The Company and all the members of the Board warrant that the information in this announcement does not contain any false representations, misleading statements or material omissions, and jointly and severally accept responsibility for the true, accurate and complete information contained herein.

The board of directors (“the Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) deeply regrets to announce that the Board was informed on 27 April 2013 that Mr. Wang Yongshou, an independent non-executive director, chairman of the remuneration and appraisal committee and members of the audit committee and the nomination committee, passed away due to illness on 25 April 2013.

Mr. Wang Yongshou had served as an independent non-executive director of the Company since June 2011. He fulfilled his duties in a diligent and responsible manner and made a great contribution to the corporate governance practices and the Board’s operations during his tenure of service. The Board would like to express its gratitude for his contribution. The Board also would like to express its deepest sadness and regret for Mr. Wang Yongshou’s departure and convey its sincere condolences to his family members.

Following the passing away of Mr. Wang Yongshou, the Company will use its best endeavor to appoint an independent non-executive director and will consider the replacement to fill the vacancies of chairman of the remuneration and appraisal committee and members of the audit committee and the nomination committee held by Mr. Wang Yongshou as soon as practicable to meet the requirements on the composition of the Board and its committees under the relevant rules of the Corporate Governance Principles for Listed Companies, the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Corporate Governance Code contained in Appendix 14 to the Listing Rules.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 2 May 2013

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Li Honggen and Ye Guohua; the Non-executive Directors of the Company are Lei Dianwu and Xiang Hanyin, and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

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